PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM 08
August 10, 2007
VIA ELECTRONIC MAIL
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re: Form 10-K for fiscal year ended December 31, 2006
File Number: 001-31341 (the “2006 10-K”)
Dear Mr. Rosenberg:
     The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) in response to the comments issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated June 26, 2007 (the “Comment Letter”) as a result of the Staff’s examination of the above-referenced document. This response is being sent to you today pursuant to our letter to you dated July 5, 2007. For ease of reference, the Staff’s comments are included herein in bold followed by our responses. Certain of the additional disclosures that we propose to include in future filings are set forth in Annexes 1 and 2 to this response. For ease of reference, the paragraphs in Annex 2 are numbered, although they will not be numbered in future filings.
Form 10-K for the fiscal year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates

Mr. Jim B. Rosenberg
August 10, 2007

Premiums Written and Earned, page 47
1.	You account for WBNR and EBNR adjustments, representing differences between initial premium estimated and actual premium reported by the ceding companies, as changes in estimates in the period in which they are made. For example, at December 31, 2006, you reduced WBNR by $19.4 million. We believe that your discussion of the methods and key assumptions used to make these estimates and how you determine the amount of the adjustments to these estimates could be improved. Also, you do not appear to quantify the impact of related changes in estimate for each period presented, provide an adequate explanation of the underlying causes or quantify the impact of “reasonably likely” future changes in the key assumptions underlying your estimate of WBNR and EBNR. Please provide this information to us in a disclosure-type format.
     Certain of the information requested by this comment appears in other sections of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”), including information relating to the dollar amounts of estimated premiums as of December 31, 2006 and 2005, which appears in Financial Condition on page 71, and material changes of estimated premiums that relate to prior year(s) premiums, which appears in Results of Operations on pages 66 and 67. We have incorporated this information and additional responses to this comment in the text of Premiums Written and Earned proposed to be included in the Critical Accounting Estimates section of our Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”), which proposed text is attached hereto as Annex 1.
Unpaid Losses and LAE, page 48
We believe that you could better explain the judgments and uncertainties surrounding your estimate of unpaid losses and loss adjustment expenses and the potential impact on your financial statements. In order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Also, consider providing any additional information, in disclosure-type format, to achieve these objectives.

Mr. Jim B. Rosenberg
August 10, 2007

2.	In estimating unpaid losses and LAE, you calculate multiple point estimates for each underwriting year in your 90 classes of coverage. Then, your actuaries “consider each class and determine the most appropriate point estimate based on the characteristics of the particular class and other relevant factors such as historical ultimate loss ratios, the presence of individual large losses and known occurrences that have not yet resulted in reported losses.” Please discuss in a disclosure-type format the factors that your actuaries consider in selecting a point estimate, including how characteristics of a particular class determine their selection of a point estimate. Describe and quantify adjustments for “individual large losses” and “known occurrences that did not result in reported losses” at December 31, 2006.
     In response to this comment, we propose to expand the disclosure set forth under the heading Unpaid Losses and LAE in the Critical Accounting Estimates section of our 2007 Form 10-K. This disclosure will include the fact that it is not possible to quantify the impact of any one factor, such as individual large losses or known occurrences that did not result in reported losses, on any specific reserving class or in the aggregate. Each reserving class has its own set of interdependent factors that are considered as a whole in connection with determining a point estimate for that reserving class. The proposed text of this expanded disclosure is set forth in paragraph 8 of Annex 2 hereto. Annex 2 also reflects a reorganization of certain portions of such expanded disclosure under subheadings for non-catastrophe reserves and catastrophe reserves to address the different methodologies of each. There are also separate subheadings for uncertainty of estimates and sensitivity of estimates due to the significance of those aspects of the disclosure.
3.	Your process for estimating loss reserves requires you to take into account “past, current and future: (i) market conditions, (ii) changes in business underwritten, (iii) changes in timing of the emergence of claims and (iv) other factors that may influence expected ultimate losses.” You state that “the two most important inputs to the reserve estimation methodologies are the initial expected loss ratio and estimated pattern of reported losses.” Please quantify in a disclosure-type format those key assumptions underlying your estimate of loss reserves as of December 31, 2006, including the initial expected loss ratio and estimated pattern of reported losses. Discuss and quantify future loss emergence assumptions at December 31, 2006 that were inconsistent with historical loss development patterns. Explain the factors that you considered in revising these key assumptions. Also, distinguish between your procedures for determining reserve adequacy on an annual and interim reporting basis.

Mr. Jim B. Rosenberg
August 10, 2007

     The process of estimating unpaid losses and LAE involves the consideration of numerous and variable factors. For example, each reserving class and underwriting year and, in some circumstances, individual reinsurance contracts can have different initial expected loss ratios and estimated patterns of reported losses. In addition, the factors are not necessarily independent of one another. Because of this interdependence, it is not possible to quantify or attribute portions of the estimates of unpaid losses to any specific factor.
     We propose to add to our 2007 Form 10-K disclosure regarding the selection of expected ultimate loss ratios as set forth in paragraph 9 of Annex 2. In the selection of estimated patterns of reported losses, we rely on industry data as well as our own data. We adjust these data to be as representative as possible of the business we have written. Such adjustments include consideration of differences in underlying policy limits, retention, attachment basis, term, inception dates and sub-lines. We propose to expand our disclosure as set forth in paragraphs 10 through 15 of Annex 2 to include a discussion of these considerations.
     Our processes and procedures for estimating unpaid losses and LAE on an annual basis and an interim basis are the same. This statement is included in paragraph 1 of Annex 2.
4.	You describe the historical loss experience data of the St. Paul Re’s reinsurance business, which this firm periodically updates, as a “valuable asset.” Please describe in a disclosure-type format the nature and frequency of the updating process and the magnitude of changes in your prior year loss reserve estimates resulting from the St. Paul Re’s updates. You state that the St. Paul Re’s expected patterns of reported losses can span more than a decade. Describe and quantify the differences in loss development patterns for business written by you since January 1, 2002 as compared to business written by St. Paul Re prior to this date.
     We propose to expand our disclosure relating to our use of the loss experience data of St. Paul Re’s reinsurance business as set forth in paragraphs 11 and 14 of Annex 2. This data, which is updated and made available to us on a quarterly basis, is only one of many sources of loss information that we take into account in the process of estimating losses and LAE. It is not possible to quantify or attribute portions of the estimates of unpaid losses to any specific factor, such as the St. Paul Re data.
5.	You provide sensitivity analyses associated with your loss reserve estimates that appears to be hypothetical in nature. In order to facilitate investors’

Mr. Jim B. Rosenberg
August 10, 2007

understanding of the likelihood that past variability in your loss reserve estimate may or may not be indicative of future variability, please present a tabular quantification, in a disclosure-type format, of the impact that “reasonably likely” changes in key assumptions, such as the initial expected loss ratio and estimated pattern of reported losses, may have on your future operating results, financial position and liquidity. Explain the factors you considered in concluding that the scenarios identified are “reasonably likely.” Provide more precise insight into the existence and effects on future operations and financial condition of known loss development trends existing at December 31, 2006.
     We do not calculate the impact that “reasonably likely” changes in key assumptions may have on our future operating results, financial position and liquidity. The sensitivity of our loss estimate for North American casualty excess business, our reserving class with the longest pattern of reported losses and thus the highest degree of uncertainty, is included in paragraph 23 of Annex 2.
6.	Your reserve estimates are highly dependent on management judgment in part because of your reliance on ceding companies for paid loss and case reserve information, which you may adjust in recording your case reserves. Please describe in a disclosure-type format the degree of variation in ceding company reserve practices, including the different actuarial methods and key assumptions used and the frequency and magnitude of adjustments that you make to ceding company case reserves in recording your case reserves.
     Additional disclosure responsive to this comment is set forth in paragraphs 4 through 6 and 18 of Annex 2.
7.	Your reserving process is affected by “time lags inherent in information reporting from the original claimant to the primary insurer and then to the reinsurer.” As a predominantly broker market reinsurer, you are subject to an additional time lag because the primary insurer first reports to the broker who in turn reports to you. Please describe and quantify in a disclosure-type format how these risks arising from your reliance upon ceding company-generated information affect your financial reporting. Also, tell us the following information in disclosure-type format.
•	Quantify the time lag from when this information is reported to the cedant to when this information is reported to you and the extent to which this time lag affects your estimates.

Mr. Jim B. Rosenberg
August 10, 2007

•	Describe your “qualitative and quantitative criteria” used to assess the reporting activities of ceding companies.

•	Describe how you provide for these data limitations in your reserve estimation process, including related key assumptions used to arrive at your best estimate.
     Additional disclosure responsive to this comment is set forth in paragraphs 6 and 18 of Annex 2.
8.	From time to time, you obtain third party actuarial reviews to assist in the reserve valuation process. This reference suggests to an investor that you are placing reliance on the firm, which we believe requires the firm’s name be included in the 1934 Act filing. Additionally, if the Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from the “independent external actuary” must be provided in the 1933 Act registration statement. Please advise.
     We do not rely on any third party actuarial firm as an expert. We plan to delete the reference to third party actuarial reviews in future filings.
9.	Please provide a description in a disclosure-type format of the frequency and extent of this third party assistance in determining your loss reserves and quantify the impact of reserve adjustments resulting from this independent actuarial reserve analysis for each period presented.
     As we plan to delete the reference to third party actuarial reviews in future filings, we would not plan to include this information unless the Staff advises otherwise.
Results of Operations, page 53
Underwriting income/loss disclosure
10.	You released reserves in each year despite uncertainties related to the 2005 and 2004 Hurricanes that are “subject to an unusually high level of uncertainty arising out of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage.” It appears that you have not adequately explained the factors causing these changes in prior year reserve estimates, attributing this favorable development to “changes in the mix of business.” In particular, you appear to omit any discussion or quantification of revisions to your key assumptions for the

Mr. Jim B. Rosenberg
August 10, 2007

initial expected loss ratio and estimated pattern of reported losses. Please provide the following information in a disclosure-type format for each line of business and period presented. Ensure that your discussion enables investors to adequately evaluate the likelihood that past loss development experience is indicative of future loss development.
•	Identify changes in methods and/or key assumptions that you made in re-estimating the loss reserves since the previous reporting date. Quantify the impact of these changes on prior year loss reserve estimates.

•	Describe in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Ensure your disclosure clearly explains why recognition related to these changes occurred in the periods that it did and was not required in earlier periods.

•	Discuss the factors that caused changes in prior year reserve estimates. Distinguish more specifically between those classes and underwriting years that have been stable as compared to those that have exhibited the greater volatility.

•	Discuss the factors that governed the accuracy of your loss reserve estimates at December 31, 2005 and 2004, given the uncertainties associated with the 2005 and 2004 Hurricanes and your reliance on ceding companies for information regarding paid losses, case reserves and IBNR.

•	Explain how the net loss and LAE ratio is favorably affected by “growth in business and the additional premiums from the 2005 Hurricanes and 2004 Hurricanes.”
     Certain of the information requested above appears in other sections of our 2006 Form 10-K. In particular, we disclosed the factors causing favorable development in Part I, Item 1 – Business under the heading Unpaid Losses and Loss Adjustment Expenses on page 16 and in Note 3 of Notes to the Consolidated Financial Statements on pages F-17 through F-19. We also disclosed net favorable or unfavorable net loss development in the discussion of our operating segments in Results of Operation on

Mr. Jim B. Rosenberg
August 10, 2007

pages 63 and 65 through 70. We will include disclosure similar to the following as appropriate in the Results of the Operations section of our 2007 Form 10-K:
The net favorable loss development related to prior years is primarily from property and certain casualty classes with relatively short patterns of reported losses. Actual reported losses in these classes were significantly less than expected and gained sufficient credibility in the current period to reduce estimated ultimate losses. We do not believe that this is indicative of prospective development of unpaid losses and LAE as of December 31, 2006 because conditions and trends that have affected the favorable development of prior years’ unpaid losses and LAE may not necessarily exist in the future.
We have also made additional disclosure under the subheadings for non-catastrophe reserves and catastrophe reserves in Annex 2 which are responsive to this comment.
Current Outlook, page 76
11.	Your Guide 6 table shows a decrease in gross cumulative redundancy from $128.5 million at December 31, 2003 to $54.2 million at December 31, 2005, while your gross liability increased from $736.9 million to $2.3 billion during this period. Describe the likelihood that your past favorable loss development experience is indicative of future loss development experience.
     As we mention in the introduction to our Guide 6 table on page 17 of the 2006 Form 10-K, we do not believe that past favorable loss development is indicative of future loss development experience because conditions and trends that have affected the development of liabilities in the past may not necessarily exist in the future. Therefore, it would not be appropriate to extrapolate future deficiencies or redundancies based on past loss development. We will include the following disclosure in the Current Outlook section of our 2007 Form 10-K:
We experienced net favorable loss development of prior years’ unpaid losses and LAE in each of the years ended December 31, 2006, 2005 and 2004 (see Unpaid Losses and LAE section of Part I, Item 1 – Business). We do not believe that this is indicative of prospective development of unpaid losses and LAE as of December 31, 2006 because conditions and trends that have affected the favorable development of prior years’ unpaid losses and LAE may not necessarily exist in the future.

Mr. Jim B. Rosenberg
August 10, 2007

Notes to Consolidated Financial Statements
Note 4. Retrocessional Reinsurance, page F-19
12.	Your reinsurance ceded activities appear to have a material impact on your results of operations. Please discuss and quantify in a disclosure-type format this impact for each period presented. Also, discuss and quantify the changes you have made to your past reinsurance strategies in developing your current reinsurance strategy and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on future financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.
         The following information, which appeared elsewhere in our 2006 10-K, will be added to our disclosure in the Current Outlook section of our 2007 Form 10-K, updated as appropriate:
We generally purchase retrocessional contracts on an opportunistic basis. Our decisions with respect to purchasing retrocessional contracts take into account both the potential coverage and market conditions, such as pricing, terms, conditions and availability of such coverage, with the aim of securing cost-effective protection. In 2006, we sought to limit our exposure to an event with a probability of 1 in 250 years to approximately 20.0% of our total capital. We elected to purchase retrocessional contracts to assist us in achieving this objective. Our most significant retrocessional contract in 2006 was a collateralized quota share covering our property catastrophe business. For 2007, we plan to deploy capacity such that up to approximately 22.5% of our total capital could be exposed to an event with a probability of 1 in 250 years. With this plan and our increased capital, we elected not to renew the collateralized quota share. As a consequence of reducing our use of retrocessional contracts and writing a

Mr. Jim B. Rosenberg
August 10, 2007

larger gross portfolio of catastrophe excess-of-loss business at January 1, 2007, our net retained risk and expected profit has increased for 2007.
* * *
                If you have any questions regarding these responses or any further comments, please contact the undersigned at (441) 298-0750.

Very truly yours,
/s/ James A. Krantz
James A. Krantz
Executive Vice President and Chief Financial Officer

cc:	Mr. Frank Wyman, Staff Accountant
Mr. Don Abbott, Senior Staff Accountant

ANNEX 1
     Premiums Written and Earned
     Assumed reinsurance premiums are recognized as revenues as premiums become earned, which generally occurs proportionately over the coverage period. Net premiums earned are recorded in the consolidated statement of operations, net of the cost of retrocession. Net premiums written not yet recognized as revenue are recorded on the consolidated balance sheet as unearned premiums, gross of any ceded unearned premiums.
     Due to the nature of reinsurance, ceding companies routinely report and remit premiums subsequent to the contract coverage period. Consequently, reinsurance premiums written include amounts reported by the ceding companies, supplemented by estimates of premiums that are written but not reported (“WBNR”). The premium estimation process considers the terms and conditions of the reinsurance contracts and assumes that the contracts will remain in force until expiration. The estimation of written premiums could be affected by early cancellation, election of contract provisions for cut-off and return of unearned premiums or other contract disruptions. In addition to estimating WBNR, we estimate the portion of premiums earned but not reported (“EBNR”). The net impact on the results of operations of changes in estimated premiums earned is reduced by the losses and acquisition expenses related to such premiums earned. The time lag involved in the process of reporting premiums is shorter than the lag in reporting losses. Premiums are generally reported within two years.
     Premiums receivable include premiums billed and in the course of collection as well as WBNR. WBNR is the component of premiums receivable that is subject to judgment and uncertainty. Premiums receivable as of December 31, 2007 of $[                    ],000 included $[                    ],000 of WBNR that is based upon estimates. The appropriateness of WBNR is evaluated in light of the actual premium reported by the ceding companies and any adjustments to WBNR and EBNR that represent premiums earned are accounted for as changes in estimates and are reflected in results of operations in the period in which they are made.
     When estimating premiums written and earned, we segregate the business of each of our reinsurance subsidiaries into classes by type of coverage and type of contract (approximately 90 classes). Within each class, business is further segregated by the year in which the contract incepted (the “Underwriting Year”), starting with 2002. Estimates of WBNR and EBNR are made for each class and Underwriting Year. Premiums are estimated based on ceding company estimates and our own judgment after considering factors such as: (1) the ceding company’s historical premium versus projected premium, (2) the ceding company’s history of providing accurate estimates, (3) anticipated changes in the marketplace and the ceding company’s competitive position therein, (4) reported premiums to date and (5) the anticipated impact of proposed underwriting changes. Estimates of ultimate premium are made by underwriters for each contract and underwriting year. Management reviews these estimates with the underwriters and

ANNEX 1, continued
actuaries and an ultimate premium estimate is selected. Estimates of written premium and earned premium are then based on the selected ultimate premium estimate and the structure of the reinsurance contracts. The WBNR and EBNR are determined by subtracting the written and earned premium reported by the ceding companies from the estimated written and earned premium. As of December 31, 2007 WBNR was $[                    ],000 and EBNR was $[                    ],000. The selected best estimates of WBNR and EBNR were lower than the estimates made by underwriters by $[                    ],000 or [    ]% and $[                    ],000 or [    ]%, respectively. We believe that we reasonably could have made an adjustment of between $0 and $[                    ],000 for WBNR and between $0 and $[                    ],000 for EBNR. Key factors that were considered by management in selecting premium estimates lower than the estimates provided by our underwriters include: (1) the increased competition and lower rate level in classes of business with little or no North American catastrophe exposure that make it difficult for ceding companies to achieve their premium targets, (2) a large cedant has recently reduced premium estimates on prior underwriting years thereby reducing credibility in its current year estimates and (3) the lack of a historical track record for some cedants writing new programs. The actual premium ultimately recorded may differ materially from the estimates discussed above.
WBNR and EBNR as of December 31, 2007, 2006 and 2005 are shown in the chart below:

	December 31,
	2007		2006	2005
Written but not reported premiums receivable	$	[_____]	108,977	$205,840
Earned but not reported premiums receivable		[_____]	206,266	295,693

Subtotal-Estimated premiums receivable		[_____]	315,243	501,533
Reported premiums receivable		[_____]	61,941	36,749

Total premiums receivable	$	[_____]	377,184	$538,282

     [Add comment on 2007 as compared with 2006] Estimated premiums receivable at December 31, 2006 is lower than December 31, 2005 due to the reduction in business written in 2006 as compared with 2005.
     An allowance for uncollectible premiums is established for possible non-payment of premiums receivable, as deemed necessary. As of December 31, 2007, based on our historical experience, the general profile of our ceding companies and our ability in most cases to contractually offset those premium receivables against losses and LAE or other amounts payable to the same parties, we did not establish an allowance for uncollectible premiums receivable.
     Certain of our reinsurance contracts include provisions that adjust premiums or acquisition expenses based upon the loss experience under the contracts. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a

ANNEX 1, continued
reinsurance contract to its full amount, generally coinciding with the payment by the reinsurer of losses. These premiums relate to the future coverage obtained for the remainder of the initial contract term and are earned over the remaining contract term. Additional premiums are those premiums triggered by losses and not related to reinstatement of limits and are immediately earned. Reinstatement premiums and additional premiums are recognized in accordance with the provisions of assumed reinsurance contracts, based on loss experience under such contracts. Any unearned premium existing at the time a contract limit is exhausted is immediately earned.

ANNEX 2
     Unpaid Losses and LAE
1. One of the most significant estimates made by management in the preparation of our financial statements is the estimation of unpaid losses and LAE, also referred to as “loss reserves.” Unpaid losses and LAE include estimates of the cost of claims that were reported but not yet paid, generally referred to as case reserves, and IBNR. These liabilities are estimates of future amounts required to pay losses and LAE for reinsured claims for which we are liable and that have occurred at or before the balance sheet date. Every quarter, our actuaries prepare estimates of the loss reserves based on established actuarial techniques. Our processes and procedures for estimating unpaid losses and LAE on an annual basis and an interim basis are the same. Because the ultimate amount of unpaid losses and LAE is uncertain, we believe that the quantitative techniques used to estimate these amounts are enhanced by management’s professional judgment. We review these estimates and determine our best estimate of the liabilities to record in our consolidated financial statements.
2. We do not establish liabilities until the occurrence of an event that may give rise to a loss. When an event of sufficient magnitude occurs, we may establish IBNR specific to such an event. Generally, this is done following a property catastrophe that affects many ceding companies. When events occur that have not yet resulted in reported losses, our actuaries estimate the impact and consider such events, including potentially separate evaluation as an individually large or catastrophic loss. This process often does not differ from the reserving process for reported losses.
3. Unpaid losses and LAE represent management’s best estimate, at a given point in time, of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may materially differ from such estimates. Estimates of unpaid losses and LAE are periodically reviewed and adjusted as new information becomes available. Any such adjustments are accounted for as changes in estimates and are reflected in results of operations in the period in which they are made.
4. Case reserves are generally based upon claim reports received from ceding companies. Actual paid losses and case reserves, often referred to collectively as reported losses, are subtracted from expected ultimate losses to derive IBNR. The information we receive varies by ceding company and includes paid losses and case reserves and may include an estimate of IBNR. Case reserves may be increased or decreased by our claims personnel based on receipt of additional information, including information received from ceding companies. Our estimates of ultimate loss are based on various actuarial methods including the loss ratio method, the Bornhuetter-Ferguson method and the chain ladder method. Estimated ultimate loss related to a catastrophic event may be based on our estimated exposure to an industry loss and may rely on the use of catastrophe modeling software.
5. The gross liabilities recorded on our consolidated balance sheets as of December 31, 2007 and 2006 for unpaid losses and LAE were $[                    ],000 and

ANNEX 2, continued
$2,368,482,000 respectively. The following table sets forth a breakdown between gross case reserves and gross IBNR by segment as of December 31, 2007 and 2006 ($ in thousands):

	Property
	and Marine		Casualty	Finite Risk	Total
December 31, 2007
Gross case reserves	$	[_____]	[_____]	[_____]	$	[_____]
Additional case reserves		[_____]	[_____]	[_____]		[_____]
Gross IBNR		[_____]	[_____]	[_____]		[_____]

Total gross unpaid losses and LAE	$	[_____]	[_____]	[_____]	$	[_____]

December 31, 2006
Gross case reserves		$336,260	250,871	113,897		$701,028
Additional case reserves		243	18,576	—		18,819
Gross IBNR		235,932	1,198,432	214,271		1,648,635

Total gross unpaid losses and LAE		$572,435	1,467,879	328,168		$2,368,482

6. Since we rely on information regarding paid losses, case reserves and sometimes IBNR provided by ceding companies in order to assist us in estimating our liability for unpaid losses and LAE, we perform certain procedures in order to help determine the completeness and accuracy of such information. Periodically, management assesses the reporting activities of these companies on the basis of qualitative and quantitative criteria. These procedures include conferring with ceding companies or brokers on claims matters, conducting periodic audits of our ceding companies by our claims personnel at their offices to: (1) review and establish validity of specific claims, (2) determine that case reserves established by the ceding company are reasonable, (3) determine consistency in claim reporting from period to period, and (4) assess the overall claims practices and procedures of our ceding companies. Additionally, we monitor the claims handling and reserving practices of ceding companies in order to help establish the proper reinsurance premium for reinsurance agreements. Disputes with ceding companies have been rare and generally have been resolved through negotiation.
     Non-Catastrophe Reserves
7. Non-catastrophe reserves total $[                    ],000 which is [___]% of our IBNR as of December 31, 2007. Generally, estimates of expected ultimate losses that are not related to a specific event are initially determined based on the loss ratio method applied to each Underwriting Year and to each class of business. The expected ultimate losses are determined by multiplying the expected loss ratio times the earned premium. The selection of expected loss ratios involve management judgment and are based on: (1) contract by contract expected loss ratios developed during our pricing process, and (2) our historical loss ratios and combined ratios (loss plus acquisition cost ratios), and (3) the historical loss ratios of St. Paul Re, when available, updated and adjusted for rate changes and trends. These judgments take into account management’s view of past,

ANNEX 2, continued
current and future: (1) market conditions, (2) changes in the business underwritten, (3) changes in timing of the emergence of claims and (4) other factors that may influence expected ultimate losses.
8. When estimating unpaid losses and LAE, we segregate the business of each of our reinsurance subsidiaries into classes by type of coverage and type of contract (approximately 90 classes). Within each class the business is further segregated by Underwriting Year, starting with 2002. Multiple point estimates using a variety of actuarial techniques are calculated for many, but not all, of our 90 classes of coverage for each Underwriting Year. We do not believe that these multiple point estimates are or should be considered a range. Our actuaries consider each class and determine the most appropriate point estimate for each Underwriting Year based on the characteristics of the particular class including: (1) the expected percentage of reported losses derived from the loss development patterns, (2) the credibility of the selected loss development pattern, (3) the stability of the loss development patterns, and (4) the observed loss development of other underwriting years for the same class. Other relevant factors considered include: (1) historical ultimate loss ratios, (2) the presence of individual large losses and (3) known occurrences that have not yet resulted in reported losses. For some classes of business our actuaries believe that a review of individual contract information improves the loss reserve estimate. For example, individual contract review is particularly important for the Finite Risk segment and the accident and health class within the Casualty segment. Our actuaries make their determinations of the most appropriate point estimate of loss for each class based on an evaluation of all the relevant information and it is inappropriate to ascribe a particular portion of the estimate to a particular factor or consideration. This information is aggregated and reviewed and approved by management and is included in the liability for unpaid losses and LAE.
9. Market conditions are also considered in selecting ultimate loss ratios. In the 2005 and in 2006 Underwriting Years deteriorating conditions in casualty caused the expected loss ratios to increase for most classes compared to the prior year. In property classes the somewhat softer rates caused the overall expected combined ratio to rise in the 2005 Underwriting Year compared to the 2004 Underwriting Year for similar business. However, there was an increase in more catastrophe-exposed business with larger margins that had the effect of decreasing the expected non-catastrophe loss ratios. For finite contracts, loss reserves are determined on a contract-by-contract basis and expected loss ratios were based on the pricing analysis.
10. Over time, as a greater number of claims are reported, actuarial estimates of IBNR are based on the Bornhuetter-Ferguson and the chain ladder techniques. The Bornhuetter-Ferguson technique utilizes actual reported losses and expected patterns of reported losses, taking the initial expected ultimate losses into account to determine an estimate of expected ultimate losses. This technique is most appropriate when there are few reported claims and a relatively less stable pattern of reported losses. The chain ladder technique utilizes actual reported losses and expected patterns of reported losses to determine an estimate of expected ultimate losses that is independent of the initial

ANNEX 2, continued
expected ultimate losses. This technique is most appropriate when there are a large number of reported losses with significant statistical credibility and a relatively stable pattern of reported losses. The determination of when reported losses are sufficient and credible to warrant deviating from initial expected loss ratios also requires judgment. Reported loss experience indicating unfavorable variance from initial expected loss ratios tend to be recognized faster than reported loss experience indicating a favorable variance. This is because the reporting of losses in excess of expectation tends to have greater credibility than an absence or lower than expected level of reported claims.
11. While we commenced operations in 2002, the business we write is sufficiently similar to the historical reinsurance business of St. Paul Re such that we review the historical loss experience of this business when we estimate our own initial expected ultimate losses and the expected patterns of reported losses. The historical loss experience of St. Paul Re is updated quarterly by St. Paul Re and is available to us. These patterns can span more than a decade and, given our own relatively limited history, the availability of the St. Paul Re data is a valuable supplement to our own and industry data. Patterns of reported losses are determined utilizing actuarial analysis, including management’s judgment, and are based on historical patterns of paid losses and reporting of case reserves to us, as well as industry patterns. Information that may cause future patterns of reported losses to differ from historical patterns of reported losses is considered and reflected in expected patterns as appropriate. A key assumption is that past patterns of reported losses are reasonably predictive of future patterns of reported losses. It is often difficult to identify differences in business reinsured from Underwriting Year to Underwriting Year and how such differences can affect loss development patterns. This adds to uncertainty in estimates that use these patterns. For property and health coverages these patterns indicate that a substantial portion of the ultimate losses are reported within 2 to 3 years after the contract is effective. Casualty patterns can vary from 3 years to over 20 years depending on the type of business.
12. In Property lines the expected patterns of reported losses are based on historical reported loss data. The only significant exception is the Florida pro rata business in 2004 and 2005. For the Florida pro rata business a separate pattern was derived from ceding company data. For all lines, historical data by effective date and business type is used to determine patterns that reflect each year’s reinsurance contract inception date distribution and the distribution of underlying business written on a losses occurring versus on a risk attaching basis. In Marine lines the expected patterns of reported losses are primarily based on historical reported loss data. Reported loss patterns are analyzed for various groups of reinsurance classes and an overall pattern is determined by the mix of business within each Underwriting Year.
13. In North American Casualty Excess of Loss lines the expected patterns of reported losses are primarily based on our historical reported loss data, that of St. Paul Re and supplemented by industry data from the Reinsurance Association of America (RAA). Due to the long reporting pattern in general liability various sources are used to estimate the end of the reporting pattern referred to as the “tail”. To estimate the tail we

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supplement our historical data and that of St. Paul Re available to us with industry data, generally from the RAA.
14. We analyze historical patterns of reported losses and may adjust them for observed anomalies. For example, we observed that patterns of reported losses were much slower in Underwriting Years that were characterized by especially intense competition, known as the “soft market”, particularly in the North American excess-of-loss claims made class. We believe this is due to multiple year policies written by cedants and the deterioration in underwriting standards during these periods. In determining our patterns of reported losses for certain classes we may exclude certain historical data from the soft market years as none of our business was written in these soft market periods. One of the risks of excluding some of the years is that we could be obscuring trends in patterns of reported losses. Our actuaries consider this when determining the credibility of indications that use these patterns. For a small number of reinsurance contracts appropriate historical patterns of reported losses must be developed from ceding company data or other sources.
15. In Finite Casualty expected patterns of reported losses for the largest contracts are based on ceding company data. For other contracts when ceding company data is unavailable appropriate patterns from Platinum data or the RAA are used.
     Catastrophe Reserves
16. Catastrophe reserves total $[                    ],000 which represents [___]% of our IBNR as of December 31, 2007. Specific reserves for catastrophe events are established on an event by event basis. Generally, an event must cause more than $1 billion of property losses to the insurance industry or $10 million of property losses to Platinum to be considered and tracked as a catastrophe. Our underwriters make estimates of ultimate loss for catastrophes by event and contract. The estimated ultimate losses are initially based on industry loss estimates, ceding company estimates, ceding company estimated market share and, in certain cases, output from catastrophe models. Information is typically updated as it becomes available. Our actuaries review the loss estimates and other information with our underwriters and make an estimate of ultimate loss. Important considerations in this review include: (1) the credibility of ceding company estimates, (2) whether the ceding company estimates include IBNR, and (3) how current the latest update is from the ceding company. As the events mature, the reported losses as a percentage of ultimate losses are compared to a catastrophe loss development pattern based on prior catastrophe events. After approximately 12 months following an event, the ultimate loss estimate is generally based on the development patterns and individual reinsurance contract level information may or may not be maintained. Loss development patterns may be inconsistent between events. For the very large catastrophes, such as Hurricane Katrina in 2005, the contract level information will generally be maintained and reviewed for a longer period. Generally, the ultimate losses are reasonably well known within 12 to 24 months after a catastrophic event. Earthquake events can have a

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longer reporting period, however, there have been no significant earthquake events during our history.
17. Catastrophe activity in 2006 was relatively low. The only event that was large enough to meet our criteria of a catastrophe was the April windstorms in the Midwest of the United States.
     Uncertainty of Estimates
18. The process of estimating ultimate losses for primary insurance business is not precise due to the inherent uncertainty of future developments. Primary insurers must estimate their own losses, often based on incomplete and changing information. The estimation process for reinsurance business introduces further uncertainties compared with reserving for primary insurance business. There are numerous factors that add uncertainty to our estimates of losses, the more significant of which include: (1) like the primary insurers we reinsure, our estimates are also based on predictions of future developments and estimates of future trends in claim severity and frequency, (2) the reliance that we necessarily place on ceding companies for claims reporting, (3) the associated time lag in reporting losses, (4) the low frequency/high severity nature of some of the business that we underwrite, and (5) the varying reserving practices among ceding companies. The time lag in reporting can be several years in some cases and may be attributed to a number of reasons, including the time it takes to investigate a claim, delays associated with the litigation process, the deterioration in a claimant’s physical condition many years after an accident occurs. As a predominantly broker market reinsurer for both excess-of-loss and proportional contracts, we are subject to a potential additional time lag in the receipt of information as the primary insurer reports to the broker who in turn reports to us. As of December 31, 2006, we did not have any significant back-log related to our processing of assumed reinsurance information. In the reserving process, we assume that time lags in reporting are predictable, on average, over time and therefore the lags are contemplated in the loss reporting patterns used in our actuarial methods. Ceding company reserving practices can vary and our actuaries consider this when determining the credibility of indications that use this information.
19. Because our estimates of ultimate losses are affected by these and other factors and are highly dependent on judgment, our estimates of ultimate loss are inherently uncertain. In property classes, there can be additional uncertainty in loss estimation related to large catastrophe events. With wind events, such as hurricanes, the damage assessment process may take more than a year. The cost of rebuilding is subject to increase due to supply shortages for construction materials and labor. In the case of earthquakes, the damage assessment process may take several years as buildings are discovered to have structural weaknesses not initially detected. The uncertainty inherent in loss estimation is particularly pronounced for casualty coverages, such as umbrella liability, general and product liability, professional liability and automobile liability, where information, such as required medical treatment and costs for bodily injury claims,

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emerges over time. In the overall loss reserving process, provisions for economic inflation and changes in the social and legal environment are considered.
20. In addition to the inherent uncertainty of estimating unpaid losses and LAE, our estimates with respect to the 2005 Hurricanes are subject to an unusually high level of uncertainty arising out of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire, business interruption or riot and civil commotion. For example, the underlying policies generally do not cover flood damage; however, water damage caused by wind may be covered. Our actual losses from the 2005 Hurricanes may exceed our estimates as a result of, among other things, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed, which may be affected by class action lawsuits or state regulatory actions. We expect that these issues will not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments. Further, the loss development patterns for the 2005 Hurricanes are showing variances from the loss development patterns of recent and historical catastrophes.
21. In the table below, the paid and reported losses are shown as a percentage of the current estimated ultimate loss for the 2005 Hurricanes and 2004 Hurricanes at nearly similar points of their respective development:

	Paid %	Reported %
2004 Hurricanes as of June 30, 2006*	87%	100%
2005 Hurricanes as of June 30, 2007*	75%	93%

*	Percentages to be updated through December 31, 2007
22. Paid and reported losses for the 2005 Hurricanes are a lower percentage of estimated ultimate loss than for the 2004 Hurricanes at similar points of their respective development. They are also lower than the comparable statistics for Hurricane Andrew in 1992 at its similar point of development. For the 2005 Hurricanes, we are relying primarily on our underwriters and actuaries estimates by contract which rely heavily on ceding company estimates of ultimate loss. We believe the unprecedented size of the events and the claims adjusting issues will result in a longer loss development period than for past hurricanes.
     Sensitivity of Estimates
23. Generally, North American casualty excess business has the longest pattern of reported losses and, therefore, loss estimates have a higher degree of uncertainty than other reserving classes. IBNR for these classes as of December 31, 2007 was $[            ],000, which was [___]% of the total IBNR at that date. Because estimates of unpaid losses and LAE related to North American casualty excess business have a higher degree of uncertainty, we would not consider a variance of five percentage points from the initial expected loss ratio to be unusual. As an example, an increase in the initial

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expected loss ratio of 5% from [    ]% to [    ]% would result in an increase of the IBNR for these classes by $[                    ],000. This equates to approximately [    ]% of the liability for total unpaid losses and LAE for these classes as of December 31, 2007. As another example, if the estimated pattern of reported losses was accelerated by 5% the IBNR for these classes would decrease by $[                    ],000, which is less than 1%. We have selected these two inputs as examples of sensitivity analyses because we believe that the two most important inputs to the reserve estimation methodologies described above are the initial expected loss ratio and the estimated pattern of reported losses.